UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 33-56369

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JEFFERSON-PILOT CORPORATION
100 North Greene Street
Greensboro, North Carolina 27401

Financial Statements and Supplemental Schedules

Jefferson-Pilot Corporation Teamshare Plan

Years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

Jefferson-Pilot Corporation

Teamshare Plan

Financial Statements
and Supplemental Schedules

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Jefferson-Pilot Corporation Teamshare Plan

We have audited the accompanying statements of net assets available for benefits of Jefferson-Pilot Corporation Teamshare Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Greensboro, North Carolina
June 27, 2005

Jefferson-Pilot Corporation
Teamshare Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value	$132,128,312	$117,506,371

Investments, at contract value	13,319,755	12,847,600

Receivables:
Employer’s matching contribution	6	6,309
Employer’s gainshare contribution	1,713,178	1,471,821
Participants’ contributions	131	88,645

Total receivables	1,713,315	1,566,775

Total assets	147,161,382	131,920,746

Liabilities
Excess contributions payable	–	314

Net assets available for benefits	$147,161,382	$131,920,432

See accompanying notes.

Jefferson-Pilot Corporation
Teamshare Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2004	2003

Additions
Investment income:
Interest	$585,996	$609,419

Net appreciation in fair value of investments	9,656,972	26,423,004

Contributions:
Participants	12,271,877	11,084,969
Rollovers	1,174,110	631,315
Employer matching	640,167	690,196
Gainshare	1,713,178	1,471,821

	15,799,332	13,878,301

Total additions	26,042,300	40,910,724

Deductions
Benefits paid to participants	10,695,106	5,577,093
Administrative expenses	106,244	151,164

Total deductions	10,801,350	5,728,257

Net increase	15,240,950	35,182,467
Net assets available for benefits:
Beginning of year	131,920,432	96,737,965

End of year	$147,161,382	$131,920,432

See accompanying notes.

Jefferson-Pilot Corporation
Teamshare Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the Jefferson-Pilot Corporation (the Company) Teamshare Plan (the Plan) provides only general information. Participants should refer to the Plan for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution and profit sharing plan covering substantially all employees and career agents of the Company and the following subsidiaries (collectively, the Plan Sponsor):

     Jefferson-Pilot Life Insurance Company

     Jefferson-Pilot Communications Company

     Jefferson-Pilot Communications Company of Virginia

     WCSC, Inc.

     Jefferson-Pilot Communications Company of North Carolina

     Jefferson-Pilot Communications/WBTV, Inc.

     Jefferson-Pilot Communications Company of California

     Jefferson-Pilot Sports, Inc.

     Jefferson-Pilot Communications Company of Colorado

     Jefferson-Pilot Communications Company of Florida

     Jefferson-Pilot Communications Company of Georgia

     Jefferson-Pilot Life America Insurance Company

     Jefferson Pilot Securities Corporation

Employees and career agents who are age twenty-one or older participate in the Plan upon initial employment. One must have one year of service to participate in the Company matching and gainshare contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company serves as Plan administrator and named fiduciary.

Effective March 1, 2004, the Company entered into an asset purchase agreement with Canada Life Assurance Company and Canada Life Insurance Company of New York, collectively referred to as “Canada Life ..” Effective June 3, 2004, the Company amended the Plan to recognize the vesting service for full time employment for employees of Canada Life on March 1, 2004 and who were employed on or before December 31, 2004 by the Company.

Contributions

Eligible participants may contribute up to 70% of pre-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 10% of a participant’s total pre-tax contributions for the Plan year that do not exceed 6% of a participant’s compensation for the portion of the year during which the participant elected to make pre-tax contributions.

Jefferson-Pilot Corporation
Teamshare Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Gainshare contributions are subject to approval by the Compensation Committee of the Company’s Board of Directors. Gainshare contributions are made by the Plan Sponsor on behalf of participants (1) who meet certain eligibility requirements specified in the Plan and (2) whose employer, business unit and, if applicable, business subunit satisfy predetermined financial performance standards, in amounts of up to 4% of compensation.

Employees and career agents in Puerto Rico and the U.S. Virgin Islands are not eligible for pre-tax or matching contributions, but may participate in Gainshare contributions when the eligibility requirements and performance standards are met.

Gainshare contributions for 2004 and 2003 were disbursed 50% in cash and 50% in the Jefferson-Pilot Common Stock Fund. For individual Gainshare amounts of $200 and less, the total was contributed to the Jefferson-Pilot Common Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based upon participant earnings as defined in the Plan. Investment income, including net (depreciation) appreciation in value of the Plan’s investments, is allocated to individual participant accounts in the same ratio that the value of the individual account bears to the sum of the values of all participants’ accounts. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Company Gainshare contributions and to pay administrative expenses. The balance of forfeited nonvested accounts was $102,340 and $266,747 for 2004 and 2003, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after three years of credited service.

Jefferson-Pilot Corporation
Teamshare Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their accounts if (1) there is an immediate and heavy financial need and (2) at least two years have elapsed since the member first made contributions to the Plan. Participant loans may range from a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50% of their vested account balance or (2) $50,000 reduced by the highest outstanding balance of prior loans from the Plan or any other qualified retirement plan maintained by a sponsoring employer during the one-year period ending on the day prior to the loan. Loan terms range from 1 – 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime lending rate reported in the Wall Street Journal on the last business day of the calendar quarter, plus one percentage point. Principal and interest are paid ratably through weekly, bi-weekly or bi-monthly payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive the vested value of his/her account in either a lump sum payment, periodic installments in substantially equal amounts for a period not to exceed 15 years or direct rollover to an eligible retirement plan. Distributions from the Jefferson-Pilot Common Stock Fund may be distributed in cash or in shares of the Company’s common stock, if so elected.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Investment Valuation

The Plan’s investments in mutual funds and common stock are stated at fair value based on quoted market prices. The investment contract is stated at contract value, representing contributions made to the Fund, plus earnings credited, less benefits paid and any expense charges. The participant loans are valued at their outstanding balances, which approximate fair value.

Jefferson-Pilot Corporation
Teamshare Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and
	Unrealized Appreciation in
	Fair Value of Investments
	Year Ended December 31
	2004	2003

Mutual Funds	$6,848,089	$12,433,491
Common Stock	2,808,883	13,989,513

	$9,656,972	$26,423,004

Jefferson-Pilot Corporation
Teamshare Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of net assets are as follows:

	December 31
	2004	2003

Investments at fair value:
Jefferson-Pilot Common Stock*	$53,280,553	$51,768,802
Fidelity Advisor Equity-Income Fund	18,369,642	16,011,465
Fidelity Advisor Dividend Growth	13,406,927	12,905,708
Franklin Small-Mid Cap Growth Fund	11,015,320	8,887,636
Evergreen Equity Index Fund	11,414,935	9,722,470
JP Life Guaranteed Account	13,319,755	12,847,600
Templeton Foreign Fund	7,989,417	—

*Nonparticipant-directed

The average yield of the JP Life Guaranteed Account for 2004 and 2003 approximated 3.68% and 4.10%, respectively, and the crediting interest rates as of December 31, 2004 and 2003 were 3.60% and 3.85%, respectively. Crediting interest rates are normally adjusted annually and a minimum crediting rate of 3.0% applies. The fair value approximates contract value.

Jefferson-Pilot Corporation
Teamshare Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31
	2004	2003

Investments, at fair value:
Jefferson-Pilot Common Stock	$53,280,553	$51,768,802

Year Ended
December 31,
2004
Change in net assets:
Contributions	$4,557,679
Transfers to participant directed investments	(2,280,560)
Net realized and unrealized appreciation in fair value	2,808,883
Loan principal	(178,836)
Loan interest	23,453
Distributions to participants	(3,418,868)

$1,511,751

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Jefferson-Pilot Corporation
Teamshare Plan

Notes to Financial Statements (continued)

6. Administration and Plan Expenses

The Plan provides that investment and administrative expenses of the Plan will be paid from the Plan’s assets unless paid by the Plan Sponsor. During 2004 and 2003, most expenses associated with the Plan were paid for by the Plan Sponsor.

7. Related-Party Transactions

The Plan invests in common stock of Jefferson-Pilot Corporation and a Jefferson-Pilot Life Insurance Company managed guaranteed fund.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

Jefferson-Pilot Corporation
Teamshare Plan

Schedule H, Line 4i — Schedule of Assets
(Held At End of Year)

EIN #56-0896180      Plan # 002

December 31, 2004

	(b)	(c)
	Identity of Issue,	Description of Investment, Including		(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	Jefferson-Pilot Corporation	Common Stock	$43,195,901	$53,280,553
	Fidelity Advisor	Equity-Income Fund	+	18,369,642
	Fidelity Advisor	Dividend Growth	+	13,406,927
	Evergreen	Equity Index Fund	+	11,414,935
	Franklin Advisor	Small-Mid Cap Growth Fund	+	11,015,320
	Templeton	Foreign Fund	+	7,989,417
	PIMCO	Total Return Fund	+	6,336,849
	American Funds	Growth Fund of America	+	2,838,997
	PIMCO	Small Cap Value Fund	+	1,796,373
	PIMCO	Money Market Fund	+	1,350,499
	ABN AMRO	Money Market Fund	+	1,207,384
	Eaton Vance	Government Obligations Fund	+	359,958
	Principal	Limited Term Bond Fund	+	356,406
	Salomon Brothers	Short Term Bond Fund	+	274,453
	John Hancock	Bond Fund	+	187,204
	Pioneer	Money Market Fund	+	102,340
	Salomon Brothers	Cash Management	+	89,053

				130,376,310

*	JP Life Guaranteed Account	Investment contract, 3.60%	+	13,319,755
	Participant Loans	Interest rates ranging from 5.00-12.50%		1,752,002

				$145,448,067

* Represents party-in-interest.

+ Cost information is not presented, as investment is participant directed

Jefferson-Pilot Corporation
Teamshare Plan

Schedule H, Line 4j — Schedule of Reportable Transactions

EIN #56-0896180      Plan #002

Year Ended December 31, 2004

	(b)				(h)
	Description of Asset	(c)	(d)	(g)	Current Value of	(i)
(a)	Including Interest Rate and	Purchase	Selling	Cost	Asset on	Net Gain or
Identity of Party Involved	Maturity in Case of a Loan	Price	Price	of Asset	Transaction Date	(Loss)

Category (i) — Individual transactions in excess of 5% of plan assets at the beginning of the year.

MFS	MFS
	Capital Opportunities Fund	—	12,342,727	15,069,758	12,342,727	(2,727,031)
Fidelity Advisor	Fidelity Advisors
	Dividend Growth	12,342,727	—	12,342,727	12,342,727	—

Category (iii) — Series of transactions in excess of 5% of plan assets at the beginning of the year.

Jefferson-Pilot Corporation	Common Stock
	Sales	—	7,171,436	5,927,715	7,171,436	1,243,721

There were no category (ii) or (iv) reportable transactions during 2004.

Columns (e) and (f) are not applicable.

Jefferson-Pilot Corporation
Teamshare Plan

SIGNATURE

THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Jefferson-Pilot Corporation Teamshare Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Jefferson-Pilot Corporation Teamshare Plan

Date: June 29, 2005	By: /s/ Hoyt J. Phillips Senior Vice President, Human Resources

Jefferson-Pilot Corporation
Teamshare Plan

EXHIBIT INDEX

Exhibit Number	Description	Page Number

23.1	Consent of Independent Registered Public Accounting Firm	15